Exhibit 99.4

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

March 7, 2018

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd.

Re: Search and Appointment Process for Candidates for the Company’s Board of Directors

Further to various publications on this subject and questions addressed to the Company by shareholders concerning the search process for candidates to serve as directors, who will be proposed by the Company’s Board to the Company’s upcoming shareholders’ annual general meeting (“the General Meeting”), the Company believes it is proper to clarify matters and publish this Immediate Report about the process decided upon by the Board, which has been taking place over the last few weeks and which is not yet complete.

For the purposes of this process the Company’s Board has appointed a Board Committee whose members are the Interim Chairman of the Board, Mr. David Granot, and the external director Mr. Zeev Vurembrand (“the Appointments Committee”), whose job is to formulate criteria for searching for candidates to recommend to the Board, and following the search process a list of candidates to be proposed by the Board. The Appointments Committee has contracted with a professional company in this field, Emda Support & Management Building Ltd (the representatives of Korn Ferry in Israel), to provide support for the process of formulating criteria for the profile of directors that will be recommended and selection of candidates that will be proposed to the Board as its candidates.

It is the intention of the Board to propose to the upcoming General Meeting to appoint eight directors, in addition to the three external directors presently serving on the Company’s Board, so that the Board will have 11 directors in all. These eight candidates will include:

●	One director from among the Company’s employees;

●	One external director and two independent directors, who will be selected by the Company’s Board after receiving the recommendations of the Appointments Committee;

●	Four “regular” directors (namely, who are not external directors and not necessarily independent) who will be proposed by the Company’s controlling shareholder and will be included in the list of proposed candidates, subject to review by the Appointments Committee that they comply with the said criteria.

The Board is working to complete the process as soon as possible. Convening of the General Meeting, following completion of this process, is expected for a date that will not be later than the end of March 2018.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.